Bank of America Corporation and Subsidiaries					Exhibit 12
Ratio of Earnings to Fixed Charges
Ratio of Earnings to Fixed Charges and Preferred Dividends
		Year Ended December 31
(Dollars in millions)	Nine Months Ended September 30, 2015	2014	2013	2012	2011	2010
Excluding Interest on Deposits
Income (loss) before income taxes	$18,330	$6,855	$16,172	$3,072	$(230)	$(1,323)
Equity in undistributed earnings (loss) of unconsolidated subsidiaries	(122)	(222)	(66)	212	596	1,210
Fixed charges:
Interest expense	7,002	9,854	11,359	14,754	18,618	19,977
1/3 of net rent expense (1)	711	1,023	1,091	1,092	1,072	1,099
Total fixed charges	7,713	10,877	12,450	15,846	19,690	21,076
Preferred dividend requirements (2)	1,603	1,481	1,767	1,080	n/m	802
Fixed charges and preferred dividends	9,316	12,358	14,217	16,926	19,690	21,878
Earnings	$25,921	$17,510	$28,556	$19,130	$20,056	$20,963
Ratio of earnings to fixed charges (3)	3.36	1.61	2.29	1.21	1.02	0.99
Ratio of earnings to fixed charges and preferred dividends (3)	2.78	1.42	2.01	1.13	1.02	0.96

		Year Ended December 31
(Dollars in millions)	Nine Months Ended September 30, 2015	2014	2013	2012	2011	2010
Including Interest on Deposits
Income (loss) before income taxes	$18,330	$6,855	$16,172	$3,072	$(230)	$(1,323)
Equity in undistributed earnings (loss) of unconsolidated subsidiaries	(122)	(222)	(66)	212	596	1,210
Fixed charges:
Interest expense	7,652	10,934	12,755	16,744	21,620	23,974
1/3 of net rent expense (1)	711	1,023	1,091	1,092	1,072	1,099
Total fixed charges	8,363	11,957	13,846	17,836	22,692	25,073
Preferred dividend requirements (2)	1,603	1,481	1,767	1,080	n/m	802
Fixed charges and preferred dividends	9,966	13,438	15,613	18,916	22,692	25,875
Earnings	$26,571	$18,590	$29,952	$21,120	$23,058	$24,960
Ratio of earnings to fixed charges (3)	3.18	1.55	2.16	1.18	1.02	1.00
Ratio of earnings to fixed charges and preferred dividends (3)	2.67	1.38	1.92	1.12	1.02	0.96

(1)	Represents an appropriate interest factor.

(2)	The earnings for 2011 reflect the impact of $8.8 billion of mortgage banking losses and $3.2 billion of goodwill impairment charges, which resulted in a negative preferred dividend requirement.

(3)
The earnings for 2010 were inadequate to cover fixed charges, and fixed charges and preferred dividends. The earnings deficiency is a result of $12.4 billion of goodwill impairment charges during 2010. The coverage deficiency for fixed charges was $113 million and the coverage deficiency for fixed charges and preferred dividends was $915 million for 2010.

n/m = not meaningful